Exhibit(a)(1)

Behringer Harvard REIT I, Inc. Recommends
Rejection of CMG Partners’ Tender Offer

If you are considering selling your shares of Behringer Harvard REIT I, Inc. to CMG Partners, please read all of the information below.

Recently you may have received an unsolicited tender offer from CMG Partners, LLC and its affiliates (“CMG”) to purchase up to 1,000,000 shares, or 0.34%, of the common stock of Behringer Harvard REIT I, Inc. for a price of $1.80 per share.

Behringer Harvard REIT I does not recommend or endorse CMG’s offer and is not affiliated with CMG. While stockholders have their individual liquidity needs and must evaluate this offering accordingly, we recommend that stockholders not tender their shares to CMG.

CMG’S OFFER IS MEANT TO TAKE ADVANTAGE OF YOU AND BUY YOUR SHARES AT A PRICE BELOW THE CURRENT ESTIMATED VALUE IN ORDER TO MAKE A SIGNIFICANT PROFIT.

PLEASE NOTE THAT CMG CLEARLY STATES IN THE OFFER:

•   CMG is seeking to acquire shares “for investment purposes.”

•        CMG’s offer price was determined by applying a discount to CMG’s own estimated net asset value of our assets.

•        CMG believes that your shares are worth more than their offer price.

The offer price is substantially below our December 31, 2010, estimated valuation of $4.55 per share* and recent secondary market pricing. CMG states that secondary market trades have been reported at $3.25 per share, in excess of the CMG offer price.

Once again, you are not required to tender your shares to CMG, and we recommend that you not tender your shares. No action regarding the CMG offer is necessary if you wish to reject the offer and retain your shares. If you have agreed to tender your shares, we recommend that you contact CMG immediately and withdraw and rescind your tender in writing.

Do not be alarmed if you receive additional offers from CMG Partners. They may continue to attempt to acquire your shares using similar scare tactics in order to promote their own investment goals. Please also note that CMG Partners is utilizing stockholder information obtained prior to the company’s recent charter amendments, which eliminated our obligation to provide this type of information.

We have filed a Schedule 14D-9 with the Securities and Exchange Commission in response to CMG’s offer, which is available for free on the SEC’s web site at www.sec.gov. The Schedule 14D-9 provides a more detailed description of our reasons for recommending against selling your shares to CMG.

If you have any questions or would like a copy of the Schedule 14D-9, please contact your financial advisor or Behringer Harvard Investment Services at 1.866.655.3650.

15601 Dallas Parkway, Suite 600 • Addison, TX 75001 • behringerharvard.com

*For further information regarding the December 31, 2010, per share estimated valuation, please read the Form 8-K filed on January 10, 2011, at behringerharvard.com.